

10015265

RECEIVED

2010 JAN 20 P 12:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

083-00002

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 31 December 2009

ASIAN DEVELOPMENT BANK
Post Office Box 789
Manila Central Post Office
0980 Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the fourth quarter of 2009 is set out in Appendices A and B.

(2) Copies of the ADB's regular quarterly financial statements:

ADB's balance sheet and the related statements of income and expenses, cash flows and changes in capital and reserves at 31 December 2009 is expected to be approved by ADB's Board of Directors in April 2010 and, once approved, will be provided along with the ADB Information Statement, which is expected to be filed in April 2010.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendment of any exhibits previously filed with the Commission.

(4) Copies of Global Borrowing Authorization for 2010 and Global Authorization for Currency Liability and Interest Rate Swap Transactions in 2010 are set out in Appendices C and D.

Appendix A

New Borrowings
4th QTR 2009

Issue Date	Maturity Date	CY	Principal Amount	Issue Description	Borr. No.	MTN No.
05-Oct-09	22-Oct-12	ZAR	2,260,000,000	ZAR2,260,000,000 7.25 per cent. Notes	738-000	496-00-2
29-Oct-09	29-Oct-13	ZAR	170,000,000	ZAR170,000,000 7.68 per cent. Notes	739-000	497-00-2
28-Oct-09	02-May-12	US$	1,000,000,000	US$1,000,000,000 1.375 per cent. Notes	740-000	498-00-1
06-Nov-09	06-Nov-39	US$	10,000,000	US$10,000,000 Zero Coupon Callable Notes	741-000	499-00-2
06-Nov-09	06-Nov-39	US$	10,000,000	US$10,000,000 Zero Coupon Callable Notes	742-000	500-00-2
06-Nov-09	06-Nov-39	US$	30,000,000	US$30,000,000 Zero Coupon Callable Notes	743-000	501-00-2
09-Nov-09	09-Nov-39	US$	10,000,000	US$10,000,000 Zero Coupon Callable Notes	744-000	502-00-2
09-Nov-09	09-Nov-39	US$	10,000,000	US$10,000,000 Zero Coupon Callable Notes	745-000	503-00-2
09-Nov-09	09-Nov-39	US$	30,000,000	US$30,000,000 Zero Coupon Callable Notes	746-000	504-00-2
19-Nov-09	19-Nov-12	ZAR	282,920,000	ZAR282,920,000 7.58 per cent. Notes	747-000	505-00-2
12-Nov-09	12-Nov-39	US$	10,000,000	US$10,000,000 Zero Coupon Callable Notes	748-000	506-00-2
12-Nov-09	12-Nov-39	US$	30,000,000	US$30,000,000 Zero Coupon Callable Notes	749-000	507-00-2
09-Nov-09	09-Nov-12	MXN	50,000,000	MXN50,000,000 5.32 per cent. Notes	750-000	508-00-2
19-Nov-09	19-Nov-39	US$	30,000,000	US$30,000,000 Zero Coupon Callable Notes	751-000	509-00-2
19-Nov-09	19-Nov-39	US$	30,000,000	US$30,000,000 Zero Coupon Callable Notes	752-000	510-00-2
24-Nov-09	24-Nov-39	US$	50,000,000	US$50,000,000 Zero Coupon Callable Notes	753-000	511-00-2
27-Nov-09	27-Nov-39	US$	50,000,000	US$50,000,000 Zero Coupon Callable Notes	754-000	512-00-2
01-Dec-09	01-Dec-39	US$	25,000,000	US$25,000,000 Zero Coupon Callable Notes	755-000	513-00-2
08-Dec-09	08-Dec-19	RMB	1,000,000,000	RMB1,000,000,000 4.20 per cent. Bonds of 2009 due 2019	756-000	NonMTN

Redeemed Borrowings

4th QTR 2009

Appendix B

Issue Date	Redemption Date	Issue Description	Borr. No.	MTN No.
06-Oct-05	06-Oct-09	ZAR500,000,000 7.05 per cent. Notes due 6 October 2009	444-000	218-00-2
11-Oct-07	14-Oct-09	ZAR1,300,000,000 9.00 per cent. Notes due 14 October 2009	592-000	353-00-2
30-Oct-07	22-Oct-09	AUD141,000,000 5.95 per cent. Notes due 22 October 2009	595-000	352-00-2
27-Oct-05	27-Oct-09	U.S.$64,000,000 4.00 per cent. Notes due 27 October 2009	449-000	223-00-2
01-Nov-06	02-Nov-09	U.S.$26,000,000 4.25 per cent. Notes due 2 November 2009	501-000	267-00-2
09-Nov-05	09-Nov-09	ZAR350,000,000 7.25 per cent. Notes due 9 November 2009	452-000	226-00-2
10-Nov-04	10-Nov-09	MYR400,000,000 3.94 per cent. Bonds of 2004 due 10 November 2009	399-000	NonMTN
25-Apr-07	10-Nov-09	ZAR60,000,000 8.16 per cent. Notes due 10 November 2009	540-000	298-00-2
28-Nov-06	26-Nov-09	AUD323,000,000 5.42 per cent. Notes due 26 November 2009	506-000	271-00-2
21-Dec-05	21-Dec-09	ZAR369,900,000 6.75 per cent. Notes due 21 December 2009	462-000	234-00-2
05-Nov-02	29-Dec-09	US$500,000,000 4.25 per cent. Notes due 29 December 2009	295-000	79-00-2



Asian Development Bank

RESOLUTION

GLOBAL BORROWING AUTHORIZATION FOR 2010

WHEREAS

The Asian Development Bank (ADB) has determined to borrow funds in 2010;

NOW THEREFORE BE IT RESOLVED AS FOLLOWS:

1. ADB is hereby authorized to undertake borrowings from time to time during 2010 and, for this purpose, (a) to create and sell issues of obligations with final maturities of one year or more from the date of issue (Bonds), and (b) to undertake direct borrowings of funds for terms of one year or more (Direct Borrowings) in accordance with the provisions of this Resolution. For the avoidance of doubt, Bonds may provide for early redemption at any time prior to final maturity, and Direct Borrowings may provide for prepayment at any time prior to the end of their term.

 (i) The aggregate amount of Bonds and Direct Borrowings authorized by this Resolution shall not exceed the equivalent of United States dollars seventeen billion six hundred million ($17,600,000,000).

 (ii) For the purposes of subparagraph (i) above, the United States dollar equivalent of each issue of Bonds and each Direct Borrowing shall be determined on the basis of the exchange rate prevailing on the date the Bonds or the Direct Borrowing is priced.

2. The President or any Vice-President is authorized to approve each issue of Bonds and each Direct Borrowing, and the Treasurer is authorized to approve (a) each issue of Bonds under the Global Medium-Term Note program and any local currency Medium-Term Note program, and (b) each issue of Bonds (not under the Global Medium-Term Note program and any local currency Medium-Term Note program) denominated in currencies that ADB has previously issued in, involving principal amounts not exceeding $1.0 billion equivalent per issue. In this connection, the President, any Vice-President, or the Treasurer, as the case may be, is authorized to determine, to the extent relevant, in respect thereof:

 (i) currency and principal amount,
 (ii) amount of proceeds,
 (iii) market(s),
 (iv) title and form,
 (v) price,
 (vi) issuance date(s),
 (vii) drawdown date(s),
 (viii) maturity date(s),
 (ix) interest rate(s) and interest payment date(s), and

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines

Tel +63 2 632 4444
Fax +63 2 636 2444

information@adb.org
www.adb.org

any other applicable terms and conditions, and to do any and all such other acts as the President, any Vice-President, or the Treasurer, as the case may be, shall deem necessary or advisable to carry fully into effect the transactions authorized by this Resolution.

3. ADB is further authorized to undertake borrowings from time to time during the same period to refinance its existing borrowings. The President, any Vice-President, or the Treasurer, as the case may be, is authorized to approve each such refinancing transaction and to make, in respect of each such refinancing transaction, the determinations contemplated by para. 2 above. Such refinancing transactions shall not be subject to the limitation set forth in para. 1 above.

4. Except as provided in this Resolution or as the President or a Vice-President may otherwise determine, the Borrowing Regulation of ADB, dated 9 December 2008, shall apply to Bonds, Direct Borrowings, and refinancing transactions authorized by this Resolution.

5. The Board of Directors will be notified of the terms of each bond issue completed on a quarterly basis.

6. Formal action in connection with any specific borrowing hereunder shall be subject to the approvals of the governments of the countries concerned, as required by Article 21, paragraphs (i) and (ii) of the Agreement Establishing the Asian Development Bank.



Asian Development Bank

RESOLUTION

GLOBAL AUTHORIZATION FOR CURRENCY LIABILITY AND INTEREST RATE SWAP TRANSACTIONS IN 2010

WHEREAS

The Asian Development Bank (ADB) intends to enter into currency liability and interest rate swap transactions in 2010;

NOW THEREFORE BE IT RESOLVED AS FOLLOWS:

1. ADB is hereby authorized to undertake from time to time during 2010 any currency liability swap transactions, interest rate swap transactions, cross currency rate swap transactions, and transactions of a similar nature (each, a swap transaction) in accordance with the provisions of this Resolution.

2. The President or any Vice-President may approve the undertaking of any swap transaction in connection with any of ADB's borrowings and asset and liability management transactions with such party or parties and on such terms and conditions as the President or any Vice-President shall determine. The Treasurer may approve the undertaking or termination of any swap transaction in connection with (a) ADB's borrowings under the Global Medium-Term Note program and any local currency Medium-Term Note program, (b) ADB's other borrowings (not under the Global Medium-Term Note program and any local currency Medium-Term Note program) denominated in currencies that ADB has previously issued in, and (c) ADB's asset and liability management transactions, involving principal amounts not exceeding $1.0 billion equivalent per transaction, in each case with such party or parties and on such terms and conditions as the Treasurer shall determine.

3. Any Authorized Representative (as hereinafter defined) may, in the name and on behalf of ADB, (i) sign and deliver any agreement or document providing for any swap transaction approved by the President, any Vice-President, or the Treasurer, as the case may be, in accordance with para. 2 above; and (ii) execute and deliver all such other documents and do all such other acts as he or she shall deem necessary or advisable in order to carry fully into effect the authority granted him or her under this Resolution.

4. For the purposes of para. 3, the approval and determinations of the President, a Vice-President, or the Treasurer, as the case may be, shall be conclusively evidenced by execution by an Authorized Representative of any agreement or other document providing for such swap transaction.

For the purposes of this Resolution, "Authorized Representative" means

(i) any of the following officers of ADB: the President, a Vice-President, the Treasurer; the General Counsel; Head, Office of Risk Management; the Deputy Treasurer; the Deputy General Counsel; an Assistant Treasurer; an Assistant General Counsel; a Principal Treasury Specialist; and a Principal Counsel; and

(ii) in reference to any particular swap transaction undertaken in connection with ADB's borrowings and asset and liability management transactions, any person designated in writing by the President or a Vice-President as an Authorized Representative for the purposes of this Resolution, or any provision thereof, with respect to such swap transaction.

5. Formal action hereunder with respect to any swap transaction involving the change of a currency in which ADB's obligations are denominated shall be subject to the approvals of the governments of the countries whose currencies are involved in the relevant transaction.

083-00002

RECEIVED
2010 JAN 20 P 12:35

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

SEC
Mail Processing
Section
JAN 20 2010
Washington, DC
102

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's A$1,000,000,000
6.00% Notes due 20 January 2015

Filed pursuant to Rule 3 of Regulation AD
Dated: January 20, 2010

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of A$1,000,000,000 principal amount of 6.00% Notes due 20 January 2015 (the "Notes") of the Asian Development Bank (the "ADB") under its Australian Dollar Domestic Medium Term Note Program (the "Program").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Information Memorandum of the ADB's A$5,000,000,000 Australian Dollar Domestic Medium Term Note Program dated 20 November 2006 (the "Information Memorandum"), which was previously filed under a report of the ADB dated March 17, 2008, and in the Pricing Supplement relating to the Notes dated 18 January 2010 (the "Pricing Supplement"), which was previously filed under a report of the ADB dated January 19, 2010. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 13, 2009, was filed under a report of the ADB dated April 13, 2009.

The registrar of the ADB with respect to the Notes is Reserve Bank of Australia, at its office at 65 Martin Place, Sydney NSW 2000, Australia.

Item 2. Distribution of Obligations

See the Information Memorandum, page 2 and the Pricing Supplement.

As of 18 January 2010, the ADB entered into a Subscription Agreement, which was previously filed under a report of the ADB dated January 19, 2010, with Commonwealth Bank of Australia, Royal Bank of Canada and UBS AG,

Australia Branch (the "Lead Managers and Dealers"), pursuant to which the ADB has agreed to issue and sell, and the Lead Managers and Dealers have severally agreed to purchase, a principal amount of the Notes aggregating A$1,000,000,000 for an issue price of 99.808% less management and underwriting fees and selling concessions of 0.127%. The Notes will be offered for sale subject to issuance and acceptance by the Lead Managers and Dealers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 20 January 2010. The Lead Managers and Dealers propose to offer all the Notes to the public at the public offering price of 99.808%.

The respective principal amounts of the Notes that each of the Lead Managers and Dealers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Commonwealth Bank of Australia.................	A$ 333,333,333.34
Royal Bank of Canada	333,333,333.33
UBS AG, Australia Branch............................	333,333,333.33
Total	A$1,000,000,000.00

Item 3. Distribution Spread

See the Pricing Supplement, page 2 and the Subscription Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.808%	0.127%	99.681%
Total	A$998,080,000	A$1,270,000	A$996,810,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$13,800*
Listing Fees (Australian Stock Exchange)	$ 5,080*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Information Memorandum, page 5.

Item 7. Exhibits

(a) (i) Information Memorandum of the ADB's A$5,000,000,000 Australian Dollar Domestic Medium Term Note Program dated 20 November 2006, previously filed under a report of the ADB dated March 17, 2008.

(ii) the Note Deed Poll in relation to the Program dated 13 February 2006, previously filed under a report of the ADB dated March 17, 2008.

(iii) Programme Agreement relating to the issuance of Notes by the ADB under the Program dated as of 13 February 2006 (as amended by a Supplemental Programme Agreement dated 20 November 2006), previously filed under a report of the ADB dated March 17, 2008.

(b) Copy of an opinion of counsel as to the legality of the Notes.

(c) Subscription Agreement dated 18 January 2010, which was previously filed under a report of the ADB dated January 19, 2010.

(d) (i) Information Statement dated April 13, 2009, previously filed under a report of the ADB dated April 13, 2009.

(ii) Pricing Supplement dated 18 January 2010, which was previously filed under a report of the ADB dated January 19, 2010.



Asian Development Bank

20 January 2010

Commonwealth Bank of Australia
Level 23
201 Sussex Street
Sydney NSW 2000
Australia

Royal Bank of Canada
Level 46
2 Park Street
Sydney NSW 2000
Australia

UBS AG, Australia Branch
Level 16
Chifley Tower
2 Chifley Square
Sydney NSW 2000
Australia

as Dealers for the issue of the Notes defined below

Ladies and Gentlemen,

ASIAN DEVELOPMENT BANK
Series No.: AUD 005-00-1
AUD1,000,000,000 6.000 per cent. Notes due 20 January 2015 (the "Notes")
Issued Under the Australian Dollar Domestic Medium-Term Note Programme
(the "Programme")

I have participated in the proceedings of the Asian Development Bank ("ADB") to authorize the issue and sale of the captioned Notes issued under the Programme. In that connection, I have examined, among other things, the following:

(a) the Agreement Establishing the Asian Development Bank (the "Charter") and the By-Laws of ADB;

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
Tel +63 2 632 4444
Fax +63 2 636 2444
information@adb.org
www.adb.org

(b) a memorandum dated 27 April 1999 from the member of the Board of Directors of ADB representing Australia confirming that the Government of Australia has given all approvals required from such Government pursuant to Article 21 of the Charter for the purposes of the Notes;

(c) the resolution adopted by the Board of Directors of ADB on 10 December 2009 (the "Resolution"), authorizing the issue and sale of the Notes pursuant to various determinations of the President, a Vice President or the Treasurer of ADB;

(d) the memorandum of the Treasurer of ADB dated 18 January 2010 setting forth his determinations as required under the Resolution for the issue and sale of the Notes;

(e) the Borrowing Regulation of ADB dated 9 December 2008;

(f) the Subscription Agreement between ADB and the Dealers dated 18 January 2010 (the "Subscription Agreement") relating to the issue and sale of the Notes; and

(g) the Pricing Supplement dated 18 January 2010 (the "Pricing Supplement") relating to the issue and sale of the Notes.

Based on my examination and review of the documents described above and such other documents and matters as are in my judgment necessary for the purposes of this opinion, I am of the opinion that:

(A) ADB has obtained all governmental approvals required pursuant to the Charter in connection with the offering, issue and sale of the Notes.

(B) The creation, issue, sale and delivery of the Notes have been duly authorized. When the Notes have been duly issued, delivered and paid for in accordance with the Subscription Agreement (which Subscription Agreement shall have been duly authorized, executed and delivered by the Dealers), the Notes will constitute valid, binding and enforceable obligations of ADB in accordance with their terms.

(C) The Subscription Agreement and the Pricing Supplement have each been duly authorized, executed and delivered by ADB and constitute each a valid, binding and enforceable agreement of ADB.

This opinion is limited to matters of public international law, including without limitation the Charter, the By-Laws of ADB, the Rules of Procedure of the Board of Governors of ADB and the Rules of Procedure of the Board of Directors of ADB. No opinion is expressed herein, or should be deemed to be implied hereby, in respect of the laws of any national jurisdiction. To the extent that any opinion is expressed herein as to the validity and binding effect of any agreement or instrument executed by ADB which by its terms is governed

by national law, such opinion as to matters of public international law is given upon the assumption of the validity and binding effect of such agreement or instrument under such national law.

Very truly yours,

JEREMY H. HOVLAND
General Counsel

083-00002

RECEIVED
2010 JAN 20 P 12:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SEC
Mail Processing
Section
JAN 19 2010
Washington, DC
120

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's A$1,000,000,000
6.00% Notes due 20 January 2015

Filed pursuant to Rule 3 of Regulation AD
Dated: January 19, 2010

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of A$1,000,000,000 principal amount of 6.00% Notes due 20 January 2015 (the "Notes") of the Asian Development Bank (the "ADB") under its Australian Dollar Domestic Medium Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Information Memorandum of the ADB's A$5,000,000,000 Australian Dollar Domestic Medium Term Note Program dated 20 November 2006 (the "Information Memorandum"), which was previously filed under a report of the ADB dated March 17, 2008, and in the Pricing Supplement relating to the Notes dated 18 January 2010 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 13, 2009, was filed under a report of the ADB dated April 13, 2009.

The registrar of the ADB with respect to the Notes is Reserve Bank of Australia, at its office at 65 Martin Place, Sydney NSW 2000, Australia.

Item 2. Distribution of Obligations

See the Information Memorandum, page 2 and the Pricing Supplement.

As of 18 January 2010, the ADB entered into a Subscription Agreement, filed herewith, with Commonwealth Bank of Australia, Royal Bank of Canada and

UBS AG, Australia Branch (the "Lead Managers and Dealers"), pursuant to which the ADB has agreed to issue and sell, and the Lead Managers and Dealers have severally agreed to purchase, a principal amount of the Notes aggregating A$1,000,000,000 for an issue price of 99.808% less management and underwriting fees and selling concessions of 0.127%. The Notes will be offered for sale subject to issuance and acceptance by the Lead Managers and Dealers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 20 January 2010.

The Lead Managers and Dealers propose to offer all the Notes to the public at the public offering price of 99.808%.

The respective principal amounts of the Notes that each of the Lead Managers and Dealers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Commonwealth Bank of Australia..................	A$ 333,333,333.34
Royal Bank of Canada	333,333,333.33
UBS AG, Australia Branch.............................	333,333,333.33
Total	A$1,000,000,000.00

Item 3. Distribution Spread

See the Pricing Supplement, page 2 and the Subscription Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.808%	0.127%	99.681%
Total	A$998,080,000	A$1,270,000	A$996,810,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$13,800*
Listing Fees (Australian Stock Exchange)	$ 5,080*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Information Memorandum, page 5.

Item 7. Exhibits

(a) (i) Information Memorandum of the ADB's A$5,000,000,000 Australian Dollar Domestic Medium Term Note Program dated 20 November 2006, previously filed under a report of the ADB dated March 17, 2008.

(ii) the Note Deed Poll in relation to the Program dated 13 February 2006, previously filed under a report of the ADB dated March 17, 2008.

(iii) Programme Agreement relating to the issuance of Notes by the ADB under the Program dated as of 13 February 2006 (as amended by a Supplemental Programme Agreement dated 20 November 2006), previously filed under a report of the ADB dated March 17, 2008.

(b) Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c) Subscription Agreement dated 18 January 2010.

(d) (i) Information Statement dated April 13, 2009, previously filed under a report of the ADB dated April 13, 2009.

(ii) Pricing Supplement dated 18 January 2010.

Subscription Agreement

Dated 18 January 2010

In relation to the
A$1,000,000,000 6.00% Notes due 20 January 2015

Asian Development Bank ("**Issuer**")

Commonwealth Bank of Australia (ABN 48 123 123 124)
Royal Bank of Canada (ABN 86 076 940 880)
UBS AG, Australia Branch (ABN 47 088 129 613)
("**Lead Managers and Dealers**")

Mallesons Stephen Jaques
Level 61
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
www.mallesons.com
Ref:GNH:SDA

Details

Interpretation - Definitions are at the end of this agreement before the schedules.

Parties	**Issuer** and **Lead Managers** and **Dealers** as described below.	
Issuer	Name	**Asian Development Bank**
	Address	6 ADB Avenue Mandaluyong City 1550 Metro Manila Philippines
	Fax	(632) 632 4120
	Telephone	(632) 632 4444
	Attention	Assistant Treasurer, Funding Division, Treasury Department
Lead Managers and Dealers	Name	**Commonwealth Bank of Australia**
	ABN	48 123 123 124
	Address	Level 23 201 Sussex Street Sydney NSW 1155 Australia
	Fax	+61 2 9118 1002
	Telephone	+61 2 9118 1221
	Attention	Head of Securities Origination
	Name	**Royal Bank of Canada**
	ABN	86 076 940 880
	Address	Level 46 2 Park Street Sydney NSW 2000 Australia
	Fax	+61 2 9264 2899
	Telephone	+61 2 9033 3000
	Attention	Head of Debt Capital Markets
	Name	**UBS AG, Australia Branch**
	ABN	47 088 129 613

	Address	Level 16 Chifley Tower 2 Chifley Square Sydney NSW 2000 Australia
	Fax	+61 2 9324 3832
	Telephone	+61 2 9324 2920
	Attention	Head of Debt Capital Markets
	Copy to	General Counsel Fax +61 2 9324 2558

Programme Agreement	Programme Agreement dated 13 February 2006 (as amended by a Supplemental Programme Agreement dated 20 November 2006) in relation to the A$5,000,000,000 Australian Dollar Domestic Medium Term Note Programme of Asian Development Bank
Governing law	New South Wales
Notes to be subscribed for	A$1,000,000,000 6.00% Notes due 20 January 2015
Date of Subscription Agreement	18 January 2010

General terms

Interpretation - Definitions are at the end of this agreement before the schedules.

1 Appointment of Lead Managers and Dealers

In accordance with clause 13 ("Dealer appointment and termination") of the Programme Agreement, the Issuer appoints Commonwealth Bank of Australia ("**CBA**"), Royal Bank of Canada ("**RBC**") and UBS AG, Australia Branch ("**UBS**") to each act as a Lead Manager and a Dealer in respect of the Notes on the terms set out in the Programme Agreement. Each Lead Manager agrees to perform and comply with all duties and obligations expressed to be assumed by a Lead Manager and a Dealer under the Programme Agreement in respect of the Notes. Each Lead Manager acknowledges that such appointment will terminate upon the issue of the Notes, but without prejudice to any rights, duties or obligations of the relevant Lead Manager that have arisen prior to such termination.

2 Acknowledgments by Lead Managers and Dealers

Each Lead Manager and Dealer acknowledges that it has received:

(i) a copy of the Programme Agreement; and

(ii) copies of the Information Memorandum for the Notes

3 Subscription

3.1 Subscription

On 20 January 2010 or any other date as is agreed between the Issuer and the Lead Managers and Dealers ("**Issue Date**"):

(i) the Issuer agrees to issue and sell the Notes in accordance with this agreement and the Programme Agreement; and

(ii) each Lead Manager and Dealer severally agrees to subscribe for the Notes specified below by paying the Purchase Price for those Notes in immediately available funds.

Name of Dealer	Principal Amount of Notes to be subscribed	Purchase Price
CBA	A$ 333,333,333.34	A$332,270,000
RBC	A$333,333,333.33	A$332,270,000
UBS	A$333,333,333.33	A$332,270,000
Total	**A$1,000,000,000**	**A$996,810,000**

3.2 Pricing Supplement

The Issuer confirms that it has signed a pricing supplement ("**Pricing Supplement**") dated 18 January 2010 in connection with the issue of the Notes.

3.3 Authority to distribute

The Issuer authorises each Lead Manager and Dealer to distribute copies of the following documents in connection with the offering and sale of the Notes in accordance with the Programme Agreement:

(i) the Information Memorandum for the Notes; and

(ii) the Pricing Supplement; and

(iii) any other documents prepared and approved by the Issuer in connection with the Programme and the issue of the Notes.

3.4 Obligations - individual and independent

Except as expressly provided in this agreement, the obligations of the Issuer and each Lead Manager and Dealer under this agreement are individual and independent and:

(i) the failure of one of them to comply with its obligations under this agreement does not relieve the other of any of its respective obligations; and

(ii) neither of them is responsible for the failure of the other to comply with their obligations under this agreement; and

(iii) each of them may separately enforce its rights against the other.

3.5 Payment

Notwithstanding clause 3.1 ("Subscription") and clause 3.4 ("Obligations - individual and independent"), each Lead Manager and Dealer agrees that settlement shall take place on the following basis:

(i) CBA agrees to pay the aggregate Purchase Price for the Notes to the account nominated by the Issuer in the manner agreed between them;

(ii) the Issuer agrees to deliver the Notes to CBA; and

(iii) CBA agrees to deliver the Notes to RBC and UBS in the amounts specified in column 2 of the table in clause 3.1 ("Subscription") against payment to CBA of an amount equal to their respective settlement amounts specified in column 3 of the table in clause 3.1 ("Subscription") through the Austraclear System or in any other manner agreed between them.

Nothing in this clause 3.5 relieves the Issuer from the obligation to sell the Notes or the Lead Managers and Dealers from their respective obligations to purchase the Notes in accordance with the other provisions of this agreement.

CBA is not responsible to any other party if the Issuer or RBC or UBS do not comply with their respective obligations under this agreement and if a Lead Manager and Dealer becomes insolvent or otherwise unable to perform its obligations on or before the Issue Date, the Issuer need not issue the Notes to be delivered to that Lead Manager and Dealer under paragraph (iii) and CBA need not pay the Issuer the proportionate amount of the Purchase Price attributable to those Notes.

4 Programme Agreement

For the purposes of the Programme Agreement:

(i) the Notes are Notes as defined in the Programme Agreement;

(ii) this agreement is a Subscription Agreement;

(iii) each Lead Manager is a Dealer and a Lead Manager on the terms set out in the Programme Agreement; and

(iv) each Lead Manager accepts its appointment as a Lead Manager and a Dealer on the terms set out in the Programme Agreement.

5 Procedures

Each Lead Manager and Dealer acknowledges that:

(i) the issue of Notes under this agreement is a Syndicated Issue of Notes, and that clause 3 ("Procedures for offer and acceptance of Notes") of the Programme Agreement relating to a Syndicated Issue applies to Notes issued under this agreement; and

(ii) the selling restrictions set out in Schedule 4 of the Programme Agreement are amended as set out in Appendix 1 to this agreement.

6 Conditions precedent

6.1 Acknowledgment

The Issuer acknowledges that each Lead Manager and Dealer's obligations to subscribe and pay for the Notes on the Issue Date are subject to the satisfaction of the conditions precedent set out in clause 2.2 ("Conditions to each issue") of the Programme Agreement.

6.2 Termination

If any of the conditions in clause 2.2 ("Conditions to each issue") of the Programme Agreement are not satisfied or waived by the Issue Date, each Lead Manager and Dealer may terminate this agreement and the relevant Lead Manager and Dealer is released from its respective obligations under it.

7 Fees and expenses

The Issuer agrees to pay to the Lead Manager and Dealers on the Issue Date an aggregate dealer fee of 0.127 per cent of the aggregate principal amount of the Notes (being A$1,270,000). The Issuer shall pay such fee by accepting the deduction of such fee from the aggregate Purchase Price for the Notes. The obligation of the Issuer under this clause is subject to this agreement not having been terminated under clause 6.2 ("Termination").

8 Costs

Unless otherwise agreed, each party agrees to pay its own Costs in connection with the negotiation, preparation and execution of this agreement.

For the avoidance of doubt, the Lead Managers and Dealers agree to pay, in 1/3 shares, the fees of Mallesons Stephen Jaques and Cleary Gottlieb Steen & Hamilton LLP for acting as Issuer's counsel with regard to the issue of the Notes and all fees, costs and charges relating to the listing of the Notes on the stock exchange operated by ASX Limited.

9 Notices

Clause 17 ("Notices") of the Programme Agreement applies to this agreement.

10 Counterparts

This agreement may consist of a number of copies, each signed by one or more parties to the agreement. If so, the signed copies are treated as making up the one document.

11 Governing law

This agreement is governed by the law in force in the place specified in the Details and the parties submit to the non-exclusive jurisdiction of the courts of that place, provided however, that, in accordance with Article 50, paragraph 2 of the Charter, no action shall be brought against the Issuer by any member of the Issuer, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from an agency or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of the Issuer shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Issuer.

12 Interpretation

12.1 Interpretation and definitions

The "Interpretation" clause of the Programme Agreement applies to this agreement as if it was fully set out in this agreement except these meanings apply unless the contrary intention appears:

Details means the section of this agreement headed "Details".

Lead Manager and Dealer means the persons so described in the Details.

Programme Agreement means the agreement so described in the Details.

Note means the notes to be subscribed for under this agreement as set out in the Details.

Purchase Price means, in respect of a Note, the purchase price of that Note set out in clause 3.1 ("Subscription").

12.2 Inconsistency with Programme Agreement

This agreement prevails to the extent it is inconsistent with the Programme Agreement.

EXECUTED as an agreement

ISSUER

SIGNED by Jingdong Hua

ASIAN DEVELOPMENT BANK

....

Jingdong Hua
Deputy Treasurer and Officer-in-Charge,
TDFD

LEAD MANAGERS AND DEALERS

SIGNED by PAUL O'BRIEN)
as attorney for **COMMONWEALTH BANK OF AUSTRALIA** under power of attorney in the presence of:)

....
Signature of witness

Patrick Moore...
Name of witness (block letters)

....
By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney

SIGNED by ~~Mark Simpkins~~ Ian Malcom)
)
as attorney for **ROYAL BANK OF**)
CANADA under power of attorney in)
the presence of:)
)
)
)
....)
Signature of witness)
James Arnold ....)
Name of witness (block letters))

....
By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney

SIGNED by	)	
	)	
and	)	Fergus Blackstock
	)	Executive Director
as authorised signatories for **UBS AG, AUSTRALIA BRANCH** in the presence of:	)	....
	)	Authorised Signatory
	)	
....	)	....
Signature of witness	)	Authorised Signatory
Lindel House	)	
....	)	TIMOTHY GALT
Name of witness (block letters)	)	

APPENDIX 1

SELLING RESTRICTIONS

The selling restrictions set out in the Programme Agreement are amended as follows:

Australia

The selling restriction for Australia is deleted and replaced with the following:

"***Australia***

No prospectus or other disclosure document (as defined in the Corporations Act) in relation to the Programme or any Notes has been or will be lodged with the Australian Securities and Investments Commission ("**ASIC**"). Each Dealer will be required to represent and agree that, unless the relevant Pricing Supplement (or another supplement to any Information Memorandum) otherwise provides, it:

(i) has not (directly or indirectly) offered or invited applications, and will not offer or invite applications, for the issue, sale or purchase of the Notes in Australia (including an offer or invitation which is received by a person in Australia); or

(ii) has not distributed or published, and will not distribute or publish, any Information Memorandum or any other offering material or advertisement relating to the Notes in Australia,

unless:

(i) the consideration payable by the offeree is at least A$500,000 (or its equivalent in an alternate currency, in either case, disregarding moneys lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors under Part 6D.2 or 7.9 of the Corporations Act;

(ii) such action complies with all applicable laws, regulations and directives (including, without limitation, the licensing requirements set out in Chapter 7 of the Corporations Act);

(iii) the offer or invitation is not made to a person who is a "retail client" within the meaning of section 761G of the Corporations Act); and

(iv) such action does not require any document to be lodged with ASIC.

In addition, each Dealer has agreed that it will comply with the directive issued by the Assistant Treasurer of the Commonwealth of Australia dated 23 September 1996 as contained in Banking (Exemption) Order No. 82 which requires all offers and transfers to be for a consideration of at least A$500,000. Banking (Exemption) Order No. 82 does not apply to transfers which occur outside Australia."

Japan

The selling restriction for Japan is deleted and replaced with the following:

"Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan ("**FIEA**"). Each Dealer has represented and agreed that it has not offered, sold, delivered or transferred and will not offer, sell, deliver or transfer any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used here means any person resident in Japan, including any corporation or other entity organised under the laws of Japan) or to others for re-offering, resale, delivery or transfer, directly or indirectly, in Japan or to a resident of Japan , except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws and ministerial guidelines of Japan."

Hong Kong

The selling restriction for Hong Kong is deleted and replaced with the following:

"Hong Kong

The Dealer has represented and agreed that:

(a) it has not issued, or had in its possession for the purposes of issue, and will not issue or have in its possession for the purpose of issue, whether in Hong Kong or elsewhere, any advertisement, invitation, prospectus or other offering material or other document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571), as amended, of Hong Kong ("**SFO**") and any rules made under the SFO; and

(b) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to "professional investors" within the meaning of the SFO; or (ii) in circumstances which do not result in the document being a "prospectus" within the meaning in the Companies Ordinance (Cap. 32), as amended, of Hong Kong ("**CO**") or which do not constitute an offer within the meaning of the CO."

United States

The selling restriction for the United States is deleted and replaced with the following:

"United States of America

Under the provisions of Section 11(a) of the Asian Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended."

Series No.: AUD 005-00-1
Tranche No.: 1



ASIAN DEVELOPMENT BANK
Australian Dollar Domestic
Medium Term Note Programme

Issue of

A$1,000,000,000 6.00% Notes due 20 January 2015

This Pricing Supplement (as referred to in the Information Memorandum dated 20 November 2006 (**"Information Memorandum"**) and the Deed Poll dated 13 February 2006 in relation to the above Programme) relates to the Tranche of Notes referred to above. The particulars to be specified in relation to such Tranche are as follows.

The Issuer is not a bank which is authorised under the Banking Act 1959 of Australia. The Notes are not the obligations of any government and, in particular, are not guaranteed by the Commonwealth of Australia.

1	Description of Notes:	Notes
2	Issuer:	Asian Development Bank
3	Lead Managers and Dealers:	Commonwealth Bank of Australia (ABN 48 123 123 124) Royal Bank of Canada (ABN 86 076 940 880) UBS AG, Australia Branch (ABN 47 088 129 613)
4	Registrar	Reserve Bank of Australia
5	Type of Issue:	Underwritten
6	Currency:	
	- of Denomination	A$
	- of Payment	A$

7	Aggregate principal amount of Tranche:	A$1,000,000,000
8	If interchangeable with existing Series:	Not applicable
9	Issue Date:	20 January 2010
10	Issue Price:	99.808% of the aggregate principal amount of the Tranche.
11	Denomination(s):	A$1,000, subject to the requirement that the amount payable by each person who subscribes for Notes must be at least A$500,000.
12	Definition of Business Day:	A day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Sydney.
13	Interest:	
(a)	If Interest bearing:	
(i)	Interest Rate:	6.00% per annum paid semi-annually in arrear.
(ii)	Interest Amount	A$30.00 per Note of A$1,000 denomination, payable on a semi-annual basis.
(iii)	Interest Payment Dates:	20 January and 20 July of each year, commencing on 20 July 2010 and ending on the Maturity Date.
(iv)	Interest Period End Dates:	20 January and 20 July of each year, commencing on 20 July 2010 and ending on the Maturity Date, subject to no adjustment.
(v)	Applicable Business Day Convention:	
-	for Interest Payment Dates:	Following
-	for Maturity Date:	Following
-	for Interest Period End Dates:	No adjustment
-	any other dates:	Following
(vii)	Day Count Fraction:	RBA Bond Basis

	(viii)	Interest Commencement Date (if different from the Issue Date):	Not applicable
	(ix)	Minimum Interest Rate:	Not applicable
	(x)	Maximum Interest Rate:	Not applicable
	(xi)	Issue Yield:	6.045% (semi-annual compounding)
	(b)	If non-interest bearing:	
	-	Amortisation Yield:	Not applicable
	-	Amortisation Yield compounding method for calculation of Amortised Face Amount:	Not applicable
14	Maturity Date:		20 January 2015
15	Maturity Redemption Amount:		Outstanding Principal Amount
16	Early Termination Amount:		Outstanding Principal Amount
17	Listing:		Australian Stock Exchange
18	Any Clearing System other than Austraclear:		Euroclear and Clearstream, Luxembourg

If accepted for admission to the respective system, interests in the Notes may be held through Euroclear Bank S.A./N.V. as operator of the Euroclear System (**"Euroclear"**) or through Clearstream Banking, société anonyme (**"Clearstream, Luxembourg"**). In these circumstances, entitlements in respect of holdings of interests in the Notes in Euroclear would be held in Austraclear System by a nominee of Euroclear (currently HSBC Custody Nominees (Australia) Limited) while entitlements in respect of holdings of interests in the Notes in Clearstream, Luxembourg would be held in the Austraclear System by a nominee of Clearstream, Luxembourg (currently ANZ Nominees Limited).

The rights of a holder of interests in the Notes held through Euroclear or Clearstream, Luxembourg are subject to the respective rules and regulations for accountholders of Euroclear and Clearstream, Luxembourg, the terms and conditions of agreements between Euroclear and Clearstream, Luxembourg and their respective nominee and the rules and regulations of the

Austraclear System.

In addition any transfer of interests in the Notes, which are held through Euroclear or Clearstream, Luxembourg will, to the extent such transfer will be recorded on the Austraclear System, be subject to the Corporations Act 2001 of Australia and the requirements for minimum consideration set out in the Conditions of the Notes.

The Issuer will not be responsible for the operation of the clearing arrangements, which is a matter for the clearing institutions, their nominees, their participants and the investors.

19	Other Conditions:	Not applicable
20	Additional Selling Restrictions:	No additional Selling Restrictions. The Selling Restrictions for Australia, Japan, Hong Kong and the United States set out in the Information Memorandum are amended as set out in Schedule 1 to this Pricing Supplement.
21	Foreign Securities Number (ISIN/Common Code):	AU0000ATBHF3
22	Calculation Agent:	Not applicable
23	Recent Developments:	On 29 April 2009, the Board of Governors of ADB adopted Resolution No. 336 which authorized a 200% increase in the capital stock of ADB. Individual members of ADB may subscribe for their respective allocations of additional capital stock until 31 December 2010. On 5 May 2009, ADB's Board of Governors approved the following with respect to its 2008 ordinary capital resources net income: a) U.S.$427.0 million, representing unrealized gains as of 31 December 2008, be added to the cumulative revaluation adjustments account; b) U.S.$298.1 million, representing the adjustment to the loan loss reserve as of 31 December 2008, be added to the loan loss reserve; c) U.S.$261.4 million be allocated to the ordinary reserve; d) U.S.$120.0 million be allocated to the Asian Development Fund; and e) U.S.$23.0 million be allocated to the

		Technical Assistance Special Fund.
24	U.S Taxation:	U.S. taxation disclosure is set out in Schedule 2 to this Pricing Supplement.

CONFIRMED

ASIAN DEVELOPMENT BANK

By: ....

Name: JINGDONG HUA
Title: Deputy Treasurer and Officer-in-Charge, TDFD
Date: 18 January 2010

SCHEDULE 1

SELLING RESTRICTIONS

The following selling restrictions set out in the Information Memorandum are amended as follows:

Australia

The selling restriction for Australia is deleted and replaced with the following:

"*Australia*

No prospectus or other disclosure document (as defined in the Corporations Act) in relation to the Programme or any Notes has been or will be lodged with the Australian Securities and Investments Commission ("**ASIC**"). Each Dealer will be required to represent and agree that, unless the relevant Pricing Supplement (or another supplement to any Information Memorandum) otherwise provides, it:

(a) has not (directly or indirectly) offered or invited applications, and will not offer or invite applications, for the issue, sale or purchase of the Notes in Australia (including an offer or invitation which is received by a person in Australia); or

(b) has not distributed or published, and will not distribute or publish, any Information Memorandum or any other offering material or advertisement relating to the Notes in Australia,

unless:

(i) the consideration payable by the offeree is at least A$500,000 (or its equivalent in an alternate currency, in either case, disregarding moneys lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors under Part 6D.2 or 7.9 of the Corporations Act;

(ii) such action complies with all applicable laws, regulations and directives (including, without limitation, the licensing requirements set out in Chapter 7 of the Corporations Act);

(iii) the offer or invitation is not made to a person who is a "retail client" within the meaning of section 761G of the Corporations Act); and

(iv) such action does not require any document to be lodged with ASIC.

In addition, each Dealer has agreed that it will comply with the directive issued by the Assistant Treasurer of the Commonwealth of Australia dated 23 September 1996 as contained in Banking (Exemption) Order No. 82 which requires all offers and transfers to be for a consideration of at least A$500,000. Banking (Exemption) Order No. 82 does not apply to transfers which occur outside Australia."

Japan

The selling restriction for Japan is deleted and replaced with the following:

"Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan ("**FIEA**"). Each Dealer has represented and agreed that it has not offered, sold, delivered or transferred and will not offer, sell, deliver or transfer any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used here means any person resident in Japan, including any corporation or other entity organised under the laws of Japan) or to others for re-offering, resale, delivery or transfer, directly or indirectly, in Japan or to a resident of Japan , except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws and ministerial guidelines of Japan."

Hong Kong

The selling restriction for Hong Kong is deleted and replaced with the following:

"Hong Kong

The Dealer has represented and agreed that:

(a) it has not issued, or had in its possession for the purposes of issue, and will not issue or have in its possession for the purpose of issue, whether in Hong Kong or elsewhere, any advertisement, invitation, prospectus or other offering material or other document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571), as amended, of Hong Kong ("**SFO**") and any rules made under the SFO; and

(b) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to "professional investors" within the meaning of the SFO; or (ii) in circumstances which do not result in the document being a "prospectus" within the meaning in the Companies Ordinance (Cap. 32), as amended, of Hong Kong ("**CO**") or which do not constitute an offer within the meaning of the CO."

United States

The selling restriction for the United States is deleted and replaced with the following:

"United States of America

Under the provisions of Section 11(a) of the Asian Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended."

SCHEDULE 2

U.S. TAXATION

IRS Circular 230 Notice:

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE (THE "**IRS**") CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS PRICING SUPPLEMENT OR ANY DOCUMENT REFERRED TO HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY PROSPECTIVE INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE OF 1986 AS AMENDED; (B) SUCH DISCUSSION IS WRITTEN FOR USE IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE NOTES; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a summary of certain United States federal income tax considerations that may be relevant to a holder of a Note that is a citizen or resident of the United States or a domestic corporation or that otherwise is subject to United States federal income taxation on a net income basis in respect of the Note (a "**United States holder**"). This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly with retroactive effect). Unless otherwise stated, this summary deals only with United States holders who acquire the Notes as part of the initial offering of the Notes at their issue price and who will hold Notes as capital assets. This summary does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that will hold Notes as a position in a "straddle" or conversion transaction, or as part of a "synthetic security" or other integrated financial transaction, or persons that have a "functional currency" other than the U.S. dollar.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that acquires or holds the Notes should consult its own tax advisers.

Investors should consult their own tax advisors in determining the tax consequences to them of holding Notes, including the application to their particular situation of the United States federal income tax considerations discussed below, as well as the application of U.S. federal alternative minimum, estate and gift tax laws, U.S. state, local, foreign or other tax laws.

Payments of Interest

Payments of interest on a Note will be taxable to a United States holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with the United States holder's method of tax accounting). The amount of interest income realized by a United States holder that uses the cash method of tax accounting will be the U.S. dollar value of the Australian dollar payment based on the exchange rate in effect on the date of receipt regardless of whether the payment in fact is converted into U.S. dollars. A United States holder that uses the accrual method of accounting for tax purposes will accrue interest income on the Note in Australian dollars and translate the amount accrued into U.S. dollars based on the average exchange rate in effect during the interest accrual period (or portion thereof within the United

States holder's taxable year), or, at the accrual basis United States holder's election, at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year), or at the spot rate of exchange on the date of receipt, if such date is within five business days of the last day of the accrual period. A United States holder that makes such election must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the IRS. A United States holder that uses the accrual method of accounting for tax purposes will recognize foreign currency gain or loss, as the case may be, on the receipt of an interest payment made with respect to a Note if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss but generally will not be treated as an adjustment to interest income received on the Note.

Purchase, Sale and Retirement of Notes

A United States holder's tax basis in a Note generally will equal the cost of such Note to such holder. The cost of such Note to a United States holder will generally be the U.S. dollar value of the Australian dollar purchase price on the date of purchase. The conversion of U.S. dollars to Australian dollars and the immediate use of the Australian dollars to purchase a Note generally will not result in taxable gain or loss for a United States holder.

Upon the sale, exchange or retirement of a Note, a United States holder generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (less any amounts attributable to accrued but unpaid interest not previously included in income, which will be taxable as such) and the United States holder's tax basis in such Note. The amount realized will generally be the U.S. dollar value of the Australian dollars received calculated at the exchange rate in effect on the date the Note is disposed of or retired.

Subject to the foreign currency rules discussed below, gain or loss recognized by a United States holder generally will be long-term capital gain or loss if the United States holder has held the Note for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a reduced rate. The deductibility of capital losses is subject to limitations.

Gain or loss recognized by a United States holder on the sale, exchange or retirement of a Note generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which the holder held such Note. This foreign currency gain or loss will not be treated as an adjustment to interest income received on the Notes.

Non-U.S. Holders

The IRS has ruled to the effect that interest paid to a non-resident alien individual or to a foreign corporation on securities issued by the Asian Development Bank ("**ADB**") is not subject to United States federal income tax, including withholding tax, except that, absent any special statutory or treaty exemption, (i) such interest, when derived by such non-resident alien individual or foreign corporation in the active conduct of a banking, financing or similar business within the United States or when received by a corporation the principal business of which is trading in stock or securities for its own account, is subject to United States federal income tax if such interest is attributable to an office or fixed place of business of such person within the United States and certain other conditions exist, and (ii) a foreign corporation which is an insurance company carrying on a United States insurance business is subject to United States federal income tax on interest on securities of ADB if such interest is attributable to its United States business.

The IRS also has ruled to the effect that (i) interest paid by ADB on its obligations constitutes income from sources without the United States and (ii) unless a death tax convention provides otherwise, debt obligations of ADB for purposes of the United States federal estate tax are deemed to be situated outside the United States and are not includible in the gross estate of a non-resident of the United States who was not a citizen of the United States. The Tax Reform Act of 1986 and subsequent legislation amended the Internal Revenue Code of 1954, under which the previous rulings were issued. ADB has been advised by its United States tax counsel that these amendments will not affect the IRS rulings described above.

The gain realized on any sale or exchange of the Notes by a holder that is not a United States holder will not be subject to United States federal income tax, including withholding tax, unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information Reporting and Backup Withholding

The United States imposes reporting requirements, and in limited circumstances, backup withholding requirements, with respect to certain payments of principal and interest on debt obligations. Regulations issued by the IRS confirm that such reporting requirements do not apply to payments on the Notes made by ADB. Brokers, trustees, custodians and certain other middlemen will be subject to the reporting and backup withholding requirements with respect to payments received by them on, or proceeds realized on the disposition of, Notes held by certain United States holders. Foreign persons receiving payments on the Notes or disposing of Notes may be required to establish their status as such in order to avoid the filing of information returns by such middlemen, or the backup withholding of tax by such middlemen, in respect of such payments.